Exhibit 99.1

Luxfer Group Announces Two Non-executive Board Appointments

SALFORD, England—(BUSINESS WIRE)—Luxfer Holdings PLC (NYSE:LXFR) (Luxfer Group) today announced that Mr. Adam Cohn and Mr. Clive Snowdon have been appointed to its board of directors as non-executive directors, expanding the board to eight members.

Mr. Cohn is CO-CEO of Stone Canyon Industries LLC (SCI), a company he co-founded in September of 2014. SCI has a small investment in Luxfer. Prior to SCI, from March 2000 to September 2014, Mr. Cohn was a partner at Knowledge Universe (KU), where he served as head of mergers and acquisitions and business development for KU and its portfolio companies. Prior to joining KU, he was a senior associate with Whitney & Co., a private equity firm. Before that, Mr. Cohn was an investment banker in the Financial Sponsors Group at Bankers Trust Company and Deutsche Bank. He has a B.S. in business from Skidmore College and an M.B.A. from Columbia University. Mr. Cohn serves on the board of k12, Inc. (NYSE: LRN), where he is also chairman of the compensation committee. In addition, he serves on several other private company boards.

On appointment, Mr. Cohn became a member of the remuneration and nomination committees.

Mr. Snowdon has served as chairman of the Midlands Aerospace Alliance since 2007 and is a trustee of the Stratford Town Trust. He is also the aerospace industry advisor to Cooper Parry Corporate Finance. In May 2016, Mr. Snowdon stepped down from the board of Hill & Smith Holdings PLC, where he had been senior non-executive director since May 2007 and chair of the remuneration committee, as well as a member of the audit and nomination committees. Mr. Snowdon retired from Umeco PLC in June 2011 after serving as chief executive since April 1997, and he was executive chairman of Shimtech Industries Group Limited until the sale of the business in May 2015. From 1992 to 1997, Mr. Snowdon served as managing director of Burnfield PLC after being promoted to that position from finance director. He has also held senior positions with Vickers PLC, BTR PLC and Hawker Siddeley Group. Mr. Snowdon is qualified as a chartered accountant.

On appointment, Mr. Snowdon became a member of the remuneration, nomination and audit committees.

Following the recent appointment of Mr. Brian Kushner as a non-executive director, these additional appointments are consistent with the plan to refresh the board as outlined at the recent Luxfer Group annual general meeting. Mr. Kevin Flannery, who has been a non-executive director since 2007, intends to stand down at a suitable point prior to the 2017 AGM, after which the board will number seven: two executive directors and five non-executive directors. It is the intention to maintain this number and composition (three U.S. citizens or residents and four non-U.S. citizens or residents) while also ensuring that the future tenure of non-executive directors is in line with current best practice corporate governance guidelines.

Luxfer Group Chief Executive Brian Purves commented: “I am delighted to welcome both Adam and Clive to the Board. With the recent appointment of Brian Kushner, I am confident that these three appointments will bring complementary skills and experience to our board.”